TERYL RESOURCES CORP

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF
12g3-2(b) # 82-2026

KINROSS GOLD/TERYL RESOURCES: PROJECT
ASSESSMENT TO COMMENCE AT FORT KNOX-GIL GOLD
PROJECT

Assessment Work Added to Exploration Budget in Preparation for
Development of Gold Deposits

For Immediate Release: November 3, 2003, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC) announces that the Company and Kinross Gold Corp. have increased the exploration program at the Fort Knox-Gil joint venture project in Alaska. Added to the original program of core and reverse circulation drilling, budgeted at US$750,000, is project assessment studies, essential for the development of the Gil gold deposits.

Exploration at the Gil Project has defined two substantial gold zones known as the Main and North deposits. The objective of the enhanced phase 2 program is to collect environmental baseline data, characterize the hydrology in the area of the Main Gil deposit, as well as conduct engineering studies for a haul road and other project-related construction activities.

It is expected that successful and timely completion of these activities would allow for the assessment of the economic viability of the Gil Project.

The Fort Knox-Gil Gold Project is located in the Fairbanks Mining District, Alaska, approximately five miles east of Kinross’ Fort Knox deposit, Alaska’s largest producing open-pit gold mine.

Following is a summary of the 2003 Phase 2 Exploration Program for the Gil Project including estimated costs:

1.

Additional core and reverse circulation drilling to more fully define the limits and magnitude of gold mineralization at the Main Gils deposit and other targets. This phase including assaying, geologic services, access road and drill pad construction, and reclamation of surface disturbance, is estimated at US750,000;

2.	A cultural resources survey to determine the presence (or absence) of historical artifacts in the project area. This phase of work is estimated to cost US$81,000;

3.	Wetlands delineation and a Threatened and Endangered Species surveys are estimated to cost US$26,000;

4.	Costs under a State of Alaska Reimbursable Services Agreement for project-related activities are estimated to be US$23,000;

5.	Detailed digital topography, suitable for engineering studies and design, for the area of the mineral deposits are estimated to be US$20,000;

6.	Access and haul road design activities and construction cost estimates, US$75,000;

7.	Preliminary hydrologic studies and construction of a piezometer network are estimated to cost US$50,000; and

8.	Drilling of a production (water) well to characterize the nature and volume of ground water in the vicinity of the Main Gil deposit, US$50,000.

The total estimated cost of the proposed work program is US$1,075,000. Teryl Resources Corp.’s share (20%) of these costs is US$215,000 plus management fees.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Property (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact:	John Robertson
President		800-665-4616
604-278-5996

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996 F    ax: 604-278-3409     Toll Free: 800-665-4616     www.terylresources.com